Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

M5X 1A1

Item 2	Date of Material Change

December 18, 2021

Item 3	Press Release

A press release was issued by Bank of Montreal (together with its subsidiaries, BMO Financial Group) on December 20, 2021 through the facilities of CNW. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4	Summary of Material Change

Bank of Montreal and its indirect wholly-owned Chicago-based subsidiary BMO Harris Bank N.A. (together, “BMO”) entered into a definitive agreement with BNP Paribas S.A. to acquire Bank of the West and its subsidiaries, with assets as of September 30, 2021 of approximately C$135 billion (US$105 billion).

Under the terms of the agreement, BMO will acquire Bank of the West for a cash purchase price of US$16.3 billion, or US$13.4 billion net of estimated US$2.9 billion of excess capital (at closing) at Bank of the West. BMO will fund the transaction primarily with excess capital reflecting its strong capital position and anticipated capital generation.

The transaction, which has been approved by the BMO and BNP Paribas Boards of Directors, is expected to close by the end of calendar 2022, subject to customary closing conditions, including regulatory approvals. Upon closing, BMO intends to merge Bank of the West into BMO Harris Bank N.A.

Item 5	Full Description of Material Change

Bank of Montreal and its indirect wholly-owned Chicago-based subsidiary BMO Harris Bank N.A. entered into a definitive agreement with BNP Paribas S.A. to acquire Bank of the West and its subsidiaries, with assets as of September 30, 2021 of approximately C$135 billion (US$105 billion).

Under the terms of the agreement, BMO will acquire Bank of the West for a cash purchase price of US$16.3 billion, or US$13.4 billion net of estimated US$2.9 billion of excess capital (at closing) at Bank of the West. BMO will fund the transaction primarily with excess capital reflecting its strong capital position and anticipated capital generation.

On closing, the acquisition brings nearly 1.8 million customers to BMO and will further extend its banking presence through 514 additional branches and commercial and wealth offices in key U.S. growth markets. Post-closing, BMO will have a strong position in 3 of the top 5 U.S. markets, a footprint in 32 states, expanded national specialty commercial businesses and a digital banking platform gathering deposits in all 50 states. With approximately 70% of Bank of the West’s deposits in California, BMO is making a scaled entry to a market with a population of approximately 40 million people producing US$3.1 trillion GDP – which, if considered as a country, would rank as the world’s 5th largest economy.

The transaction is expected to be immediately accretive on closing to BMO’s adjusted earnings per share and over 10% accretive in 2024, including estimated cost synergies. The estimated internal rate of return is approximately 14%. The purchase price is estimated at 1.5 times Bank of the West’s expected tangible common book value based on the estimated balance sheet at close. BMO expects to incur pre-tax merger and integration costs of approximately C$1.7 billion and achieve pre-tax cost savings of approximately C$860 million, or 35% of Bank of the West’s non-interest expenses, through operational efficiency improvements with 100% of the cost savings executed by the end of the first year after closing.

The acquisition adds approximately US$56 billion of loans and US$89 billion of deposits based on Bank of the West’s September 30, 2021 balance sheet. BMO expects to take a gross credit mark of C$992 million, or 126 bps of loans and reflect a C$218 million fair value mark (write-down of equity), both of which will be accreted into adjusted earnings.

BMO expects to fund the transaction primarily through excess capital on the combined entities balance sheet at closing, including an estimated C$3.8 billion from Bank of the West and C$13.5 billion from BMO, which includes the benefit from the sale of BMO’s EMEA asset management business and internal capital generation to the estimated closing date. In addition, BMO intends to introduce a 2% discount on shares issued under its dividend reinvestment plan (DRIP) and expects to raise approximately C$2.7 billion of common equity prior to the closing date. BMO is committed to maintaining its target capital ratios and regular dividends within its target payout range. BMO will not proceed with establishing a normal course issuer bid and does not expect to repurchase shares prior to close.

BMO and BNP Paribas will enter into a long-term distribution agreement for the provision of Equipment Finance and Cash Management solutions to BNP Paribas’ customers in North America.

The transaction, which has been approved by the BMO and BNP Paribas Boards of Directors, is expected to close by the end of calendar 2022, subject to customary closing conditions, including regulatory approvals. Upon closing, BMO intends to merge Bank of the West into BMO Harris Bank N.A.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact Sharon Haward-Laird, General Counsel, at (416) 416-867-8756

Item 9	Date of Report

December 20, 2021

Cautionary Statement on Forward-Looking Statements

Certain statements in this material change report are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the combined operations of BMO and Bank of the West, the financing of the proposed transaction, the financial, operational and capital impacts of the proposed transaction, our strategies or future actions, our targets and commitments, expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian and U.S. economies, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction, such as it being accretive to adjusted earnings per share (“EPS”), creating synergy opportunities and growing our U.S. operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which Bank of the West currently operates; the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate Bank of the West; the ability to fund the proposed transaction from existing excess capital and anticipated capital generation and financing transactions on terms acceptable to BMO; BMO’s ability to achieve its capital targets; BMO’s ability to cross-sell more products to customers; reputational risks and the reaction of Bank of the West’s customers and employees to the transaction; diversion of management time on transaction-related issues; increased exposure to exchange rate fluctuations; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Assumptions about BMO and Bank of the West’s current and expected financial performance (including balance sheet, income statement and regulatory capital figures), expected financing for the proposed transaction (including participation in BMO’s DRIP), expected closing date of the proposed transaction, expected synergies (and timing to achieve), integration and restructuring costs, assumed purchase price accounting (including fair value marks), costs of financing, foreign exchange rates, our assumed terminal value multiple, and future regulatory capital requirements, including the Office of the Superintendent of Financial Institutions’ announced Basel III reforms effective in the second quarter of fiscal 2023, were considered in estimating the internal rate of return to BMO, adjusted EPS accretion and /or BMO’s expected regulatory capital ratios.

Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding the proposed transaction and may not be appropriate for other purposes.